TransAlta acquires 87 per cent of Canadian Hydro Developers and extends offer to November 3, 2009

CALGARY, Alberta (October 20, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today its wholly-owned subsidiary has taken up approximately 125 million common shares of Canadian Hydro Developers, Inc. (TSX: KHD) validly deposited to its offer (the “Offer”) to acquire all of the outstanding common shares of Canadian Hydro Developers for $5.25 cash per share. These shares represent approximately 87 per cent of the outstanding common shares of Canadian Hydro. The common shares taken up pursuant to the Offer will be paid for on October 23, 2009.

Additionally, TransAlta announced that its wholly-owned subsidiary has extended the Offer for common shares of Canadian Hydro Developers to 3:00 pm (Calgary time) on November 3, 2009 to allow additional time for Canadian Hydro Developers shareholders to tender to the Offer.

A formal notice of extension will be mailed to Canadian Hydro Developers shareholders tomorrow. The notice of extension will also be available on the SEDAR website at www.sedar.com and www.transalta.com.

For assistance in tendering common shares to the Offer, Canadian Hydro Developers shareholders are encouraged to contact Georgeson Shareholder Communications Canada Inc. at 1-866-783-6752 (North American Toll Free Number) or 1-212-806-6859 (Bank, Brokers and collect calls).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

Reader Advisory

This news release may contain statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond TransAlta's control including, without limitation, uncertainty related to the timing of the payment for the common shares of Canadian Hydro Developers taken up pursuant to the Offer and the effects of the transaction on TransAlta, the impact of legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect TransAlta's results are included in reports on file with the Canadian and United States securities regulatory authorities.  TransAlta's actual results, performance or achievements may differ materially from those expressed in, or implied by this forward-looking information and, accordingly, no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that TransAlta will derive therefrom.  Forward-looking information is based on the estimates and opinions of TransAlta's management at the time the information is released and TransAlta does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities will be made absent registration under, or an exemption from the registration requirements of, applicable securities laws.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607
Email: jess_nieukerk@transalta.com